Exhibit 4.1

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED

REVOLVING CREDIT, TERM LOAN AND SECURITY AGREEMENT

THIS FIRST AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT, TERM LOAN AND SECURITY AGREEMENT, dated as of May 4, 2021 (this “Amendment”), relating to the Credit Agreement referenced below, is by and among PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation (the “Borrower”), the lenders identified on the signature pages hereto (the “Lenders”), and PNC Bank, National Association, a national banking association, as agent for the Lenders (in such capacity, the “Agent”). Terms used herein but not otherwise defined herein shall have the meanings provided to such terms in the Credit Agreement.

W I T N E S S E T H

WHEREAS, a credit facility has been extended to the Borrower pursuant to the terms of that certain Second Amended and Restated Revolving Credit, Term Loan and Security Agreement dated as of May 8, 2020 (as amended and modified from time to time, the “Credit Agreement”) among the Borrower, the Lenders identified therein, and PNC Bank, National Association, as agent for the Lenders;

WHEREAS, the Borrower has requested certain modifications to the Credit Agreement; and

WHEREAS, the Lenders have agreed to the requested modifications on the terms and conditions set forth herein;

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Amendments. The Credit Agreement is amended as set forth below:

(a)       New definitions of “Equipment Loans”, “Equipment Note” and “Maximum Equipment Loan Amount” are added to Section 1.2 in correct alphabetical order to read as follows:

“ “Equipment Loans” shall have the meaning set forth in Section 2.4(b) hereof.

“Equipment Note” shall mean, collectively, the promissory note referred to in Section 2.4(b) hereof.

“Maximum Equipment Loan Amount” shall mean $1,000,000.”

(b)       The definitions of “Advances”, “Applicable Margin”, “EBITDA”, “Fixed Charge Coverage Ratio”, “Maximum Loan Amount”, “Note”, “Revolving Advances”, “Senior Debt Payments” and “Undrawn Availability” set forth in Section 1.2 are amended to read as follows:

“ “Advances” shall mean and include the Revolving Advances, Letter of Credit, as well as the Term Loan and the Equipment Loans.

“Applicable Margin” for (i) Revolving Advances that are Eurodollar Rate Loans, 3.00%, (ii) Revolving Advances that are Domestic Rate Loans, 2.00%, (iii) Term Loans and Equipment Loans that are Eurodollar Rate Loans, 3.50%, and (iv) Term Loans and Equipment Loans that are Domestic Rate Loans, 2.50%.

“EBITDA” shall mean for any period, for Borrower, the sum of (i) Net Income for such period, plus (ii) all Interest Expense for such period, plus (iii) all charges against income of Borrower for such period for federal, state and local taxes expenses, plus (iv) depreciation expenses for such period, plus (v) amortization expenses for such period, plus (vi) any extraordinary, unusual or non-recurring non-cash expenses or losses (including non-cash losses on sales of assets outside of the Ordinary Course of Business) during such period, minus (vii) any extraordinary, unusual or non-recurring non-cash income or gains (including gains on the sale of assets outside of the Ordinary Course of Business) during such period, in each case, only to the extent included in the statement of net income for such period. For purposes of calculating EBITDA (i) add-backs for (a) Agent’s $50,000 amendment fee charged in connection with the Agreement, (b) distributions received by Borrower from joint ventures approved by Agent and (c) expenses incurred in connection with Borrower’s PPP loan will be permitted unless and until a portion of such loan is not forgiven; (ii) cash investments by Borrower in joint ventures approved by Agent will be a deduction; and (iii) EBITDA generated by any joint venture will be excluded. For avoidance of doubt, the PPP expenses incurred for the fiscal quarter ending as of June 30, 2020 are $5,179,225.41 and for the fiscal quarter ending as of September 30, 2020 are $139,068.70.

“Fixed Charge Coverage Ratio” shall mean and include, with respect to any fiscal period, the ratio of (A) EBITDA for such period minus Unfinanced Capital Expenditures made during such period minus cash taxes with respect to income paid by Borrower during such period minus any cash dividends or distributions made by Borrower during such period to (B) all Senior Debt Payments during such period. For purposes of calculating the Fixed Charge Coverage Ratio (i) any prepayments on the Subordinated Loan following Borrower’s receipt of the Release of Restricted Insurance Closure Fund shall be excluded from Senior Debt Payments provided Undrawn Availability is greater than $3,000,000 after making such prepayment; (ii) any payments made by Borrower on its PPP loan during fiscal year 2020 only shall be excluded; and (iii) up to $1,000,000 in Capital Expenditures incurred during fiscal year 2021 in connection with Borrower’s Diversified Scientific Services unit at its Kingston, Tennessee facility shall be deemed to be financed Capital Expenditures.

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“Maximum Loan Amount” shall mean $20,350,797.52 less repayments of the Term Loan and the Equipment Loans.

“Note” shall mean collectively, the Term Note, the Equipment Note and the Revolving Credit Note.

“Revolving Advances” shall mean Advances made other than Letters of Credit, the Term Loan and the Equipment Loans.

“Senior Debt Payments” shall mean and include all cash actually expended by any Credit Party to make (a) interest payments on any Advances hereunder, plus (b) scheduled principal payments on the Term Loan and the Equipment Loans, plus (c) payments for all fees, commissions and charges set forth herein and with respect to any Advances, plus (d) capitalized lease payments, plus (e) payments with respect to any other Indebtedness for borrowed money, including Purchase Money Indebtedness.

“Undrawn Availability” at a particular date shall mean an amount equal to (a) the lesser of (i) the Formula Amount or (ii) the Maximum Revolving Advance Amount, minus (b) the sum of (i) the outstanding amount of Advances (other than the Term Loan and the Equipment Loans) plus (ii) all amounts due and owing to any Credit Party’s trade creditors which are outstanding more than sixty (60) days after their due date, plus (iii) fees and expenses for which any Credit Party is liable but which have not been paid or charged to Borrower’s Account.”

(c)       Section 2.2(a) is amended by adding a new sentence after the first sentence of the Section to read as follows:

“Subject to the satisfaction of the conditions set forth in Section 8.3 hereof, in the event Borrower desires an Equipment Loan, Borrower shall give Agent at least three (3) Business Days prior written notice.”

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(d)       Section 2.4 is amended to read as follows:

“2.4. Term Loan; Equipment Loans.

(a)       Term Loan.

Each Lender, severally and not jointly, made a Term Loan in the sum equal to such Lender’s Commitment Percentage of $6,095,238.12. As of the Closing Date the Term Loan has a balance of $1,741,817.82. The Term Loan was advanced on the Closing Date and shall be, with respect to principal, payable as follows, subject to acceleration upon the occurrence of an Event of Default under this Agreement or termination of this Agreement: equal monthly installments of $35,547.30 commencing on June 1, 2020 and continuing on the first (1st) day of each month thereafter with the remaining balance due in full on the last day of the Term. The Term Loan shall be evidenced by one or more secured promissory notes (collectively, the “Term Note”) in substantially the form attached hereto as Exhibit 2.4(a). The Term Loan may consist of Domestic Rate Loans or Eurodollar Rate Loans, or a combination thereof, as Borrower may request. In the event that Borrower desires to obtain or extend a Eurodollar Rate Loan or to convert a Domestic Rate Loan to a Eurodollar Rate Loan, Borrower shall comply with the notification requirements set forth in Sections 2.2(b) and (d) and the provisions of Sections 2.2(b) through (h) shall apply.

(b)       Equipment Loans.

(i)       Subject to the terms and conditions of this Agreement, each Lender, severally and not jointly, shall, from time to time, make Advances (each, an “Equipment Loan” and collectively, the “Equipment Loans”) to Borrower in an amount equal to such Lender’s Commitment Percentage of the applicable Equipment Loan to finance Borrower’s purchase of equipment for use in Borrower’s business. All such Equipment Loans shall be in such amounts as are requested by Borrower, but in no event shall any Equipment Loan exceed ninety (90%) percent of the Net Invoice Cost of any new equipment being purchased by Borrower or eighty percent (80%) of the Net Invoice Cost of any used equipment being purchased by Borrower and the total amount of all Equipment Loans outstanding hereunder shall not exceed, in the aggregate, the Maximum Equipment Loan Amount. Once repaid, Equipment Loans may not be reborrowed.

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(ii)       Equipment Loans shall be made available to Borrower during the period commencing on (x) May 4, 2021 and ending on the earlier of (A) the date the Equipment Note (defined below) is fully funded or (B) May 4, 2022 (the “Borrowing Period”). At the end of the Borrowing Period, Agent shall calculate the aggregate principal balance of all then outstanding Equipment Loans, which amount shall amortize in equal and consecutive monthly installments of principal, based on a five year amortization schedule, the first of which installments shall be due and payable on the first day of the next month after the end of the Borrowing Period, and the remaining installments of which shall be due and payable on the first day of each month thereafter, provided, however, that the aggregate principal balance of all Equipment Loans, together with all accrued and unpaid interest thereon, and all unpaid fees, costs and expenses payable hereunder in connection therewith, shall be due and payable in full upon the expiration of the Term, subject to acceleration upon the occurrence of an Event of Default under this Agreement or termination of this Agreement. Equipment Loans shall be evidenced by one or more secured promissory notes (collectively, the “Equipment Note”) in substantially the form attached hereto as Exhibit 2.4(b). The Equipment Loans may consist of Domestic Rate Loans or Eurodollar Rate Loans, or a combination thereof, as Borrower may request; and in the event that Borrower desires to obtain or extend any Equipment Loan (or any portion thereof) as a Eurodollar Rate Loan or to convert any Equipment Loan (or any portion thereof) from a Domestic Rate Loan to a Eurodollar Rate Loan, Borrower shall comply with the notification requirements set forth in Sections 2.2(b) and/or (e) and the provisions of Sections 2.2(b) through (i) shall apply.”

(e)       A new sentence is added to the end of Section 2.6(a) to read as follows:

“The Equipment Loans shall be due and payable as provided in Section 2.4(b) hereof and in the Equipment Note, subject to mandatory prepayments as herein provided.”

(f)       The following sentence is added to the end of Section 2.20(a):

“Each borrowing of Equipment Loans shall be advanced according to the Commitment Percentage of Lenders.”

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(g)       A new sentence is added to Section 2.20(b) after the second sentence of the Section is amended to read as follows:

“Each payment (including each prepayment) by Borrower on account of the Equipment Loans shall be applied to the applicable Equipment Loan pro rata according to the Commitment Percentage of Lenders.”

(h)       Section 2.20(c)(i) is amended to read as follows:

“(c) (i) Notwithstanding anything to the contrary contained in Sections 2.20(a) and (b) hereof, commencing with the first Business Day following the Closing Date, each borrowing of Revolving Advances or an Equipment Loan, as applicable, shall be advanced by Agent and each payment by Borrower on account of Revolving Advances or an Equipment Loan, as applicable, shall be applied first to those Revolving Advances or those Equipment Loan, as applicable, advanced by Agent. On or before 1:00 P.M., New York time, on each Settlement Date commencing with the first Settlement Date following the Closing Date, Agent and Lenders shall make certain payments as follows: (I) if the aggregate amount of new Revolving Advances or Equipment Loans, as applicable, made by Agent during the preceding Week (if any) exceeds the aggregate amount of repayments applied to outstanding Revolving Advances or Equipment Loans, as applicable, during such preceding Week, then each Lender shall provide Agent with funds in an amount equal to its applicable Commitment Percentage of the difference between (w) such Revolving Advances or such Equipment Loan, as applicable, and (x) such repayments and (II) if the aggregate amount of repayments applied to outstanding Revolving Advances or Equipment Loans, as applicable, during such Week exceeds the aggregate amount of new Revolving Advances or Equipment Loans, as applicable, made during such Week, then Agent shall provide each Lender with funds in an amount equal to its applicable Commitment Percentage of the difference between (y) such repayments and (z) such Revolving Advances or such Equipment Loans, as applicable.”

(i)       The last sentence of Section 2.21 is amended to read as follows:

“Such repayments shall be applied (i) if the Collateral disposed of is equipment the purchase of which was financed by an Equipment Loan, (x) first, to the outstanding principal installments of the Equipment Loans in the inverse order of the maturities thereof, (y) second, to the outstanding principal installments of the Term Loan in the inverse order of the maturities thereof and (z) third, to the remaining Advances (including cash collateralization of all Obligations relating to any outstanding Letters of Credit in accordance with the provisions of Section 3.2(b); provided however that if no Default or Event of Default has occurred and is continuing, such repayments shall be applied to cash collateralize any Obligations related to outstanding Letters of Credit last) in such order as Agent may determine, subject to Borrower’s ability to reborrow Revolving Advances in accordance with the terms hereof or (ii) if the Collateral disposed of is equipment other than as set forth in (i) above or other Collateral, (x), first, to the outstanding principal installments of the Term Loan in the inverse order of the maturities thereof, (y) second, to the outstanding principal installments of the Equipment Loans in the inverse order of the maturities thereof and (z) third, to the remaining Advances (including cash collateralization of all Obligations relating to any outstanding Letters of Credit in accordance with the provisions of Section 3.2(b); provided however that if no Default or Event of Default has occurred and is continuing, such repayments shall be applied to cash collateralize any Obligations related to outstanding Letters of Credit last) in such order as Agent may determine, subject to Borrower’s ability to reborrow Revolving Advances in accordance with the terms hereof.”

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(j)       Section 3.1(ii) is amended to read as follows:

“(ii) with respect to the Term Loan and the Equipment Loans, the applicable Term Loan Rate (as applicable, the “Contract Rate”.”

(k)       The phrase “such notice is given prior to a Benchmark Replacement Date (as defined below)” in the second sentence of Section 3.8.1 is deleted and replaced with the phrase “Section 3.8.2 does not apply”.

(l)       The definitions of “Benchmark Replacement” and “Benchmark Replacement Adjustment” in Section 3.8.2 are amended to read as follows:

“ “Benchmark Replacement” means the sum of: (a) the alternate benchmark rate that has been selected by Agent giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the Eurodollar Rate for U.S. dollar-denominated credit facilities and (b) the Benchmark Replacement Adjustment; provided that, if the Benchmark Replacement as so determined would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the Eurodollar Rate with an alternate benchmark rate for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by Agent (a) giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the Eurodollar Rate with the applicable Benchmark Replacement (excluding such spread adjustment) by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for such replacement of the Eurodollar Rate for U.S. dollar-denominated credit facilities at such time and (b) which may also reflect adjustments to account for (i) the effects of the transition from the Eurodollar Rate to the Benchmark Replacement and (ii) yield- or risk-based differences between the Eurodollar Rate and the Benchmark Replacement.”

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(m)       A new Section 8.3 is added to read as follows:

“8.3. Conditions to Each Equipment Loan.

The agreement of Lenders to make any Equipment Loan is subject to satisfaction of the following conditions precedent: (a) receipt by Agent of (i) a copy of the invoice relating to the equipment being purchased, (ii) evidence that such equipment has been shipped to Borrower, (iii) evidence that the requested Equipment Loan does not exceed ninety percent (90%) of the Net Invoice Cost of any such new equipment purchased by Borrower or eighty percent (80%) of the Net Invoice Cost of any such used equipment purchased by Borrower, and (iv) such other documentation and evidence that Agent may request; and (b) after giving effect thereto, the aggregate outstanding principal amount of Equipment Loans shall not exceed the Maximum Equipment Loan Amount.”

(n)       The first sentence of Section 15.3(c) is amended to read as follows:

“Any Lender, with the consent of Agent which shall not be unreasonably withheld or delayed, may sell, assign or transfer all or any part of its rights and obligations under or relating to Revolving Advances, Term Loans and/or Equipment Loans under this Agreement and the Other Documents to one or more additional banks or financial institutions and one or more additional banks or financial institutions may commit to make Advances hereunder (each a “Purchasing Lender”), in minimum amounts of not less than $5,000,000, pursuant to a Commitment Transfer Supplement, executed by a Purchasing Lender, the transferor Lender, and Agent and delivered to Agent for recording; provided, that any such assignment of a portion must be for a constant and non-varying portion of such Lender’s rights under this Agreement, the Other Documents, the Advances and Commitment Percentage.”

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(o)       The first sentence of Section 15.3(d) is amended to read as follows:

“Any Lender, with the consent of Agent which shall not be unreasonably withheld or delayed, may directly or indirectly sell, assign or transfer all or any portion of its rights and obligations under or relating to Revolving Advances, Term Loans and/or Equipment Loans under this Agreement and the Other Documents to an entity, whether a corporation, partnership, trust, limited liability company or other entity that (i) is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and (ii) is administered, serviced or managed by the assigning Lender or an Affiliate of such Lender (a “Purchasing CLO” and together with each Participant and Purchasing Lender, each a “Transferee” and collectively the “Transferees”), pursuant to a Commitment Transfer Supplement modified as appropriate to reflect the interest being assigned (“Modified Commitment Transfer Supplement”), executed by any intermediate purchaser, the Purchasing CLO, the transferor Lender, and Agent as appropriate and delivered to Agent for recording.”

(p)       A new Exhibit 2.4(b) is added to the Credit Agreement in the form of Exhibit 2.4(b) attached hereto and incorporated herein by reference.

2.       Conditions Precedent. This Amendment shall be effective as of the date hereof upon satisfaction of the following conditions:

(a)       the execution of this Amendment by the Borrower, the Lender and the Agent,

(b)       the execution by the Borrower and the Agent of mortgage modification agreements for the Gainesville, Florida and Kingston, Tennessee properties; and

(c)       receipt by the Agent of an amendment fee of $15,000.

3.       Condition Subsequent. As soon as practicable the Borrower shall submit to the Agent title endorsements reflecting the recording of the mortgage modification agreements for the Gainesville, Florida and Kingston, Tennessee properties.

4.       Representations and Warranties. The Borrower hereby represents and warrants in connection herewith that as of the date hereof (after giving effect hereto) (i) the representations and warranties set forth in Article V of the Credit Agreement are true and correct in all material respects (except those which expressly relate to an earlier date), and (ii) no Default or Event of Default has occurred and is continuing under the Credit Agreement.

5.       Acknowledgments, Affirmations and Agreements. The Borrower (i) acknowledges and consents to all of the terms and conditions of this Amendment and (ii) affirms all of its obligations under the Credit Agreement and the Other Documents.

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6.       Credit Agreement. Except as expressly modified hereby, all of the terms and provisions of the Credit Agreement remain in full force and effect.

7.       Expenses. The Borrower agrees to pay all reasonable costs and expenses in connection with the preparation, execution and delivery of this Amendment, including the reasonable fees and expenses of the Agent’s legal counsel.

8.       Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original. It shall not be necessary in making proof of this Amendment to produce or account for more than one such counterpart.

9.       Governing Law. This Amendment shall be deemed to be a contract under, and shall for all purposes be construed in accordance with, the laws of the State of New York.

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IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

BORROWER:	PERMA-FIX ENVIRONMENTAL SERVICES, INC.

By :	/s/Ben Naccarato
Name:	Ben Naccarato
Title :	CFO

AGENT AND LENDER:	PNC BANK, NATIONAL ASSOCIATION, in its capacity as Agent and as Lender

By :	/s/Scott Goldstein
Name:	Scott Goldstein
Title :	Senior Vice President

Commitment Percentages:

Revolving Loans:	100%
Term Loan:	100%
Equipment Loans:	100%

First Amendment to Second Amended and Restated

Revolving Credit, Term Loan and Security Agreement

Perma-Fix

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